Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
GenOn Energy, Inc.:

We consent to the use of our reports dated February 29, 2012, with respect to the consolidated balance sheets of GenOn Energy, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), cash flows, and the related financial statement schedules for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas
August 15, 2012